UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
Certification and Notice of Termination of Registration Under Section 12(g) of the Securities
Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the
Securities Exchange Act of 1934

COMMISSION FILE NUMBER 000-50026

XLR MEDICAL CORP.
(Exact name of registrant as specified in its charter)

Suite 205 - 810 Peace Portal Drive
Blaine, WA 98230
Telephone: (360) 201-0400
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

COMMON STOCK, $0.00001 PAR VALUE PER SHARE
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 154

Pursuant to the requirements of the Securities Exchange Act of 1934, XLR MEDICAL CORP. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

XLR MEDICAL CORP.

Date:	February 11, 2009	By:	/s/ David St. James
DAVID ST. JAMES
Chief Executive Officer, Chief Financial Officer ,
President, Secretary, Treasurer
(Principal Executive Officer and Principal Accounting
Officer)